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Exhibit 12

ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in thousands)
	2003	2002 (2)	2001 (2)	2000 (2)	1999
Income (loss) from continuing operations before tax and before equity in earnings of investee	$96,664	$(1,261)	$(41,302)	$(76,246)	$79,418
Add: Fixed charges	14,120	9,958	14,426	14,037	16,976
Less: Interest capitalized in discontinued real estate operations	—	3,356	5,230	8,364	7,048

Income as adjusted:	$110,784	$5,341	$(32,106)	$(70,573)	$89,346

Fixed charges:
Interest expense on borrowings	$12,350	$5,102	$7,576	$4,113	$8,218
Interest capitalized in discontinued real estate operations	—	3,356	5,230	8,364	7,048
Rental expense at 30% (1)	1,770	1,500	1,620	1,560	1,710

Total fixed charges:	$14,120	$9,958	$14,426	$14,037	$16,976

Ratio of earnings to fixed charges:	7.85	—	—	—	5.26

(1)
30% represents a reasonable approximation of the interest factor.

(2)
In 2002, 2001, and 2000, our earnings were insufficient to cover fixed charges by $4.6 million, $46.5 million and $84.6 million, respectively.

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ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES